UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                          Norland Medical Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   656031 10 1
                           -------------------------
                                 (CUSIP Number)

                               Reynald G. Bonmati
                                  Premium Point
                             New Rochelle, NY 10801
                                 (914) 576-1595
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 1999
                       -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Reynald G. Bonmati (Soc. Sec. No. ###-##-####)
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or (e)                                                   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. citizen
--------------------------------------------------------------------------------
   NUMBER OF        7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY            1,137,662
   OWNED BY              -------------------------------------------------------
     EACH           8    SHARED VOTING POWER
   REPORTING
    PERSON               12,072,360
     WITH                -------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                         1,137,662
                         -------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         12,072,370
                         -------------------------------------------------------

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        13,210,022
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            |X|
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        70.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 656031-10-1                                          Page 3 of 6 Pages


            On September 11, 1997, Norland Medical Systems, Inc. (the "Company") purchased (the "Acquisition") all of the issued and outstanding stock of Norland Corporation ("Norland Corp.") from Norland Medical Systems B.V. ("NMS BV"). The purchase price for the Norland Corp. stock was $17,500,000, consisting of (a) $1,250,000 cash paid to NMS BV at closing and (b) a 7% promissory note issued by the Company to NMS BV. The Company had the right to pay principal of the note by delivering shares of the Common Stock, par value $.0005 per share, of the Company ("Common Stock"), valued at the average closing prices for the five trading days preceding the payment date. The Acquisition was the subject of an ongoing litigation in the Court of Chancery of the State of Delaware, New Castle County. On December 31, 1998, the Company entered into a settlement agreement with respect to this litigation. In connection with the settlement, the purchase price of the Norland Corp. stock was reduced to $8,700,000. The 7% promissory note was reduced by $8,800,000, an additional $1,890,000 of principal was paid by the Company delivering 7,000,000 shares of Common Stock to NMS BV valued at the five day average closing price formula referred to above ($.27 per share), and a new 6 1/2% promissory note in the principal amount of $5,560,000 was issued to NMS BV (the "Amended Note").

            In March, 1999, the Company exercised its right to pay an additional $4,310,000 of principal of the Amended Note by the issuance of 11,122,580 shares of the Company's Common Stock ($.39 per share). These 11,122,580 shares, when added to the shares presently outstanding and reserved for issuance exceed the Company's 20,000,000 authorized shares of Common Stock by 6,534,111 shares. Accordingly, the Company has issued 4,588,469 of such 11,122,580 shares, as a result of which the total number of issued and outstanding shares of Company's Common Stock is 18,752,500. Issuance of the remaining 6,534,111 shares is subject to stockholder approval of an increase in the amount of the Company's authorized Common Stock to be proposed at the upcoming 1999 annual meeting. The 4,588,469 shares issued in March of 1999 and 6,000,000 of the shares issued in December are held by Norland Partners, L.P. ("Norland Partners"), and Bones, L.L.C. ("Bones"), stockholders of NMS BV.

Item 1. Security and Company

            This statement relates to the Common Stock of Norland Medical Systems, Inc.. The principal executive offices of the Company are located at 106 Corporate Park Drive, Suite 106, White Plains, New York 10604.

Item 2. Identity and Background.

            The person filing this statement is Reynald G. Bonmati, whose residence address is Premium Point, New Rochelle, New York 10801. The undersigned is Chairman of the Board, President, Treasurer and a Director of the Company. The undersigned is also a managing director of NMS BV; President and a Director of Novatech Resource Corporation ("Novatech Resource") and Novatech Management Corporation ("Novatech Management"); and a managing member of Bones, L.L.C. ("Bones"). Novatech Management is the sole general partner of Norland Partners, L.P. ("Norland Partners").

            During the past five years, the undersigned has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

                                                               Page 4 of 6 Pages


            The undersigned is a citizen of the United States.

Item 3. Source and Amounts of Funds of Other Consideration.

            Not applicable.

Item 4. Purpose of Transaction.

            This Amendment is being filed as a result of the issuance of shares of Common Stock in payment of the Amended Note, as described above. It is possible that in the future the undersigned may acquire additional shares of Common Stock, either by the grant or exercise of stock options or by open market or private purchases, and may sell shares of Common Stock.

            The undersigned has been President (chief executive officer) and a director of the Company since the Company commenced operations in January of 1994. In such capacities, the undersigned is frequently involved in discussions concerning, among other things, the Company's operating and other plans and various potential transactions to which the Company might be a party.

            Subject to the foregoing, the undersigned does not, in his individual capacity, have any plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the Company;

            (f) Any other material change in the Company's business or corporate structure;

            (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

            (j) Any action similar to any of those enumerated above.

                                                               Page 5 of 6 Pages


Item 5. Interest in Securities of the Company.

            (a) The undersigned may be deemed to be the beneficial owner of 13,210,022 shares of Common Stock (or 70.4% of the total outstanding). This figure includes: (i) 1,137,662 shares owned directly by the undersigned (including 130,000 shares which may be acquired upon the exercise of options exercisable within the next 60 days)(1); (ii) 1,000,000 shares owned by NMS BV;
(iii) 396,049 shares owned by Novatech Management; (iv) 87,842 shares owned by Novatech Resource; (v) 4,783,387 shares owned by Norland Partners; and (vi) 5,805,082 shares owned by Bones. The undersigned may be deemed to beneficially own the shares owned by NMS BV, Novatech Management, Novatech Resource, Norland Partners and Bones due to his relationship with such entities. The undersigned is a managing director of NMS BV. Norland Partners and Bones are stockholders of NMS BV, and Novatech Management is the sole general partner of Norland Partners. The undersigned is President and a principal stockholder of both Novatech Management and Novatech Resource. The undersigned is a managing member of Bones. Beneficial ownership of the stock owned by NMS BV, Novatech Management, Novatech Resource, Norland Partners and Bones is disclaimed by the undersigned, except to the extent of his proportionate interest in such entities. The above ownership figures do not include a total of 21,100 shares of Common Stock owned by the undersigned's wife, as trustee for their children, with respect to which the undersigned disclaims beneficial ownership.

            (b) The undersigned has sole power to vote and dispose of 1,137,662 shares owned directly by the undersigned and shared power to vote and dispose of
(i) the 1,000,000 shares of Common Stock owned by NMS BV; (ii) the 396,049 shares owned by Novatech Management; (iii) the 87,842 shares owned by Novatech Resource; (iv) the 4,783,387 shares owned by Norland Partners; and (v) the 5,805,082 shares owned by Bones.

            (c) There have been no transactions in securities of the Company effected during the past sixty days by the undersigned other than as described herein.

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Company owned by the undersigned, NMS BV, Novatech Management, Novatech Resource, Norland Partners and Bones.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

            Not applicable.

----------
(1) The undersigned holds options to purchase a total of 360,000 shares of Common Stock under the Company's Amended and Restated 1994 Stock Option and Incentive Plan. These options were issued on December 14, 1998 to replace previously granted options that were cancelled.

                                                               Page 6 of 6 Pages


Item 7. Material to be filed as Exhibits.

            Not applicable.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 1999

                                        /s/ Reynald G. Bonmati
                                        -------------------------
                                        Reynald G. Bonmati